David Boles +44 (0) 20 7556 4446 dboles@cooley.com	Via EDGAR

August 9, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Tracie Mariner
Mr. Kevin Vaughn
Mr. David Gessert
Mr. Joe McCann

Re:	Exscientia Ltd
Draft Registration Statement on Form F-1
Submitted on June 21, 2021
CIK No. 0001865408

Ladies and Gentlemen:

On behalf of our client, Exscientia Ltd (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 23, 2021 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form F-1 (the “DRS”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company is concurrently confidentially submitting an Amendment No. 1 to the Confidential Draft Registration Statement on Form F-1 (“Amendment No. 1”), which reflects changes made in response to certain of the Comments.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments in the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1.

Draft Registration Statement on Form F-1 submitted June 21, 2021

Overview, page 2

1.	Please revise the Summary to provide balance and additional context to your presentation concerning your drug development efforts to date. For instance, the opening paragraph states that you have built “a complete end-to-end solution” which you believe will “improve the probability of successful development for new medicines” and your disclosures on page 3 highlight “unprecedented productivity” and indicate that you have “successfully designed” drug candidates; however, the Overview does not explain that you have never developed a medicine that has received regulatory approval and that your most advanced drug candidate is in a Phase 1 clinical trial.

August 9, 2021

Response: In response to the Staff’s comment, the Company has updated the disclosure on pages 2, 9 and 18 of Amendment No. 1.

2.	Please revise the Overview to explain briefly the term “artificial intelligence” as it applies to your business and what it means to be “AI designed.” In this regard, we note your disclosure on page 31 references “artificial intelligence, machine learning and other technology-based platforms” and your disclosure on page 128 references “AI algorithms.”

Response: In response to the Staff’s comment, the Company has updated the disclosure on pages 2 and 3 of Amendment No. 1.

3.	Please revise to clarify whether “target” refers to indications, proteins, genes and/or something else.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 132 of Amendment No. 1.

Demonstrating the Impact of our AI, page 2

4.	Please revise the first paragraph in this subsection to avoid the implication that any of these product candidates have been clinically validated.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2 of Amendment No. 1.

5.	Please revise the second paragraph in this subsection to clarify that the 100 clinically approved anticancer drugs are third-party drugs. To provide context for the 55% figure, please revise, as applicable, to disclose the overall response rate exhibited by prior treatments.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3 and 159 of Amendment No. 1.

The first three AI designed drug candidates to enter human clinical trials, page 2

6.	With reference to your disclosures on pages 16 and 17, please revise to clarify, if true, that you do not have commercial rights to two of the three referenced candidates. Also, tell us in your response the names of these two candidates and the partner who you reference.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 6, 18, 20, 132 and 135 of Amendment No. 1 to clarify that we do not have commercial rights to two of the three referenced candidates. The Company further notes that the partner with whom we developed these two product candidates is Sumitomo Dainippon Pharma Co., Ltd., and the names of the two candidates are DSP-1181 and DSP-0038.

August 9, 2021

Advancing small molecule target druggability, page 3

7.	Please revise your disclosure here or in the Business section to provide support for the statement that you have successfully designed four drug candidates that are highly selective bispecific small molecules.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 134 and added a chart to page 135 of Amendment No. 1.

Shifting the curve and transforming the probability of success, page 3

8.	Please tell us whether the table on page 3 labeled “Optimal Candidate Identification with 10x Greater Productivity” is the support for your claim that you can design precision drugs up to 10 times more efficiently than the industry average. In this regard, it is not clear whether the words “productivity” and “efficiency” are used interchangeably.

Response: In response to the Staff’s comment, the Company notes that the table on pages 4, 128 and 134 labeled “10x Better Efficiency Designing Optimal Drug Candidates” is provided in order to support the Company’s claim that it can design precision drugs up to 10 times more efficiently than the industry average. Further, the Company has revised the disclosure on pages 3, 36, 102, 127 and throughout the remainder of Amendment No. 1 to remove the potential ambiguity between the words “productivity” and “efficiency”.

Unprecedented Productivity, page 3

9.	Please revise to briefly explain the term “novel optimised drug candidates” so that it is clear (i) how you are able to objectively quantify the number of candidates and (ii) whether this is a recognized industry term or a term that you have developed. In terms of speed of asset generation, please tell us why you measure using the date of patent filings as opposed to the date of IND or comparable foreign regulatory submission. Also clarify the meaning of the “EXS 1” to “EXS 7” labels and tell us whether the average for these candidates is representative of your broader pipeline.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 4 and 134 of Amendment No. 1.

Ongoing Project Pipeline, page 4

10.	With reference to your disclosure in the penultimate paragraph on page 129, please tell us your basis for identifying “disease areas” such as “oncology”, “respiratory” and “psychiatry” as “indications” in the pipeline table. Cite to relevant FDA or other foreign regulatory sources, as applicable. Revise the table to identify the specific indications that your Phase 1 candidate and the three preclinical candidates seek to treat.

Response: In response to the Staff’s comment, the Company has revised the disclosure and table on pages 7 and 136 of Amendment No. 1.

August 9, 2021

11.	Please revise to remove the discovery stage products from the Project Pipeline table. In this regard, it is premature to highlight these programs prominently in the Summary, particularly where these programs are not discussed elsewhere in the prospectus. Please note that we will not object to a separate table in the Business section that depicts your discovery stage programs.

Response: In response to the Staff’s comment, the Company has revised the tables on page 7, and reproduced on page 136, of Amendment No. 1. The Company has further revised the disclosure on pages 3, 4, 7, 102, 127, 130, 132, 133 and throughout the remainder of Amendment No. 1 to clarify that the Company’s discovery projects are not included in its pre-clinical and clinical drug candidate pipeline.

Implications of Being an Emerging Growth Company, page 6

12.	We note your disclosure stating that, as an emerging growth company, you are considering whether to “opt out” of the exemption for the delayed adoption of certain accounting standards, allowed under the JOBS Act, and thereby be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. On page 118, you disclose that you have elected to use the extended transition period for new or revised accounting standards during the period in which you remain an emerging growth company; however, you may adopt certain new or revised accounting standards early. This election under Section 102(b)(2) of the JOBS Act is only available to foreign private issuers that prepare their financial statements in accordance with U.S. GAAP or reconcile their home country GAAP financial statements to U.S. GAAP. Refer to the cover page of Form F-1 and Question 34 of our “Jumpstart Our Business Startups Act Frequently Asked Questions - Generally Applicable Questions on Title I of the JOBS Act” dated December 21, 2015. Please revise to reconcile the differences in these contradictory statements and the applicable guidance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 9 of Amendment No. 1.

Use of Proceeds, page 87

13.	Please revise to disclose the approximate amount intended to develop your proprietary platform. Also, disclose the approximate amount of proceeds intended, if applicable, for your EXS21546 candidate and indicate whether these proceeds are intended to advance the product candidate to commercialization or a certain stage of clinical development. Provide similar disclosure for other specific product candidates, if material.

Response: The Company respectfully advises the Staff that once it has an estimated offering size, it will disclose the allocation of the proceeds from the offering, including for EXS21546, and how far such proceeds are intended to advance the EXS2146 program.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Share-based payments provision, page 116

14.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances. Please discuss with the staff how to submit your response.

August 9, 2021

Response: The Company respectfully advises the Staff that it will provide the Staff with the requested information once an estimated offering price range has been determined by the Company and the underwriters and will contact the Staff to discuss its delivery.

From Drug to Data, page 119

15.	Please revise to explain the term “full-stack” AI technology.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 128 of Amendment No. 1.

First AI system proven to improve clinical outcomes in oncology, page 124

16.	Please revise the discussion to indicate whether the prior treatments were included or excluded from the evaluations you conducted.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3, 133, 134 and 159 of Amendment No. 1.

Unprecedented productivity, page 124

17.	We note that you have progressed seven programs from initial concept to advanced pre-clinical status across multiple disease areas in an average of 12 months from the first novel designs compared to an industry average of 4 to 5 years and that you have more than 25 active projects in development. For the seven programs in advanced pre-clinical status, please expand to disclose the range of durations from initial concept to advanced pre-clinical status. Additionally, disclose the average and median durations for the other programs you have in development. Please make corresponding revisions where this disclosure appears elsewhere in the prospectus.

Response: The Company acknowledges the Staff’s comment, and has revised the disclosure on pages 3 and, 127 of Amendment No. 1 to include a chart showing the specific durations for each of the seven programs the Company has advanced to pre-clinical or clinical status. The Company respectfully advises the Staff that it believes it is not possible to disclose the average and median durations for the other programs it has in development. Absent the milestone of advancing into preclincal development, there is no endpoint with which to calculate the duration of the Company’s programmes.

Deals, page 158

18.	For each of the pharma partnership and JV business deals, please describe the duration of the agreement, termination provisions, aggregate amounts received or paid to-date under the agreement, aggregate future potential milestone payments and range of royalty rates. With reference to your table on page 4, please also file the respective agreements as exhibits to your registration statement or advise.

August 9, 2021

Response: The Company acknowledges the Staff’s comment, and respectfully advises the Staff that it believes that, with the exception of its agreement with Evotec International GmbH (the “Evotec Agreement”), none of its pharma partnerships and JV business agreements is required to be filed as an exhibit to the Registration Statement pursuant to Regulation S-K, Item 601, because none of such agreements is material within the meaning of Regulation S-K Item 601(10)(b). The Company believes that the Evotec Agreement is different from its other partnership and JV agreements because (i) an entity affiliated with Evotec International GmbH holds more than 10% of the outstanding share capital of the Company, (ii) one of the Company’s directors was historically the chief operating officer of Evotec and (iii) the Company has other commercial arrangements with Evotec and its affiliates that differ in quantity and kind from the commercial arrangements the Company has with its other collaborators. On balance, the Company has determined that even though the Evotec Agreement itself is not different in substance from the Company’s other partnership and JV agreements, and in fact was terminated in April 2021, it is required to be disclosed as a material agreement under Regulation S-K Item 601(10)(b).

The Company submits, further, that the partnership and JV agreements with its collaborators fall into the category of ordinary course contracts described in Regulation S-K, Item 601(b)(10)(ii), which provides, in relevant part, that “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed” unless the contract falls within one or more of the categories covered by paragraphs (A) through (D) thereof, in which case it should be filed except where immaterial in amount or significance. As described in the Registration Statement, part of the Company’s business is to enter into partnership agreements and joint arrangements with pharmaceutical and biotechnology companies to advance the discovery of new medicines and, as such, its partnership and JV agreements are agreements that ordinarily accompany the kind of business conducted by the Company. Moreover, the Company believes that, individually, its partnership and JV agreements are not material contracts within the meaning of Regulation S-K, Item 601(b)(10)(ii)(B), which requires the filing of “[a]ny contract upon which the registrant’s business is substantially dependent or license or other agreement upon which registrant’s business depends to a material extent.” Although the Company believes that it is beneficial for investors to be informed of the general features of its drug discovery and development partnerships and joint arrangements, as well as both the quantity and quality of its collaborators, the Company respectfully advises the Staff that its business is not substantially dependent on any individual partnership or JV agreement.

GT Apeiron Therapeutics, page 159

19.	We note your disclosure stating that, upon an achievement of a milestone, you received an equity stake in Apeiron of approximately 13% and a 50% ownership option in the pre-clinical candidate. Please expand your disclosure, under this heading or elsewhere in the filing, to describe your accounting for the equity interest in Apeiron and the value of the interest for the periods presented.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 105, 106, 174, 219, and F-48 of Amendment No. 1.

August 9, 2021

Principal Shareholders, page 208

20.	Please ensure that you identify the natural person(s) with voting and/or dispositive power over the shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 224 of Amendment No. 1. The Company respectfully advises the Staff that it will endeavour to provide the Staff with the balance of the requested information once further responses are received from the relevant shareholders.

Consolidated Financial Statements of Exscientia Limited Note 27. Related party transactions, page F-38

21.	Please revise the face of your financial statements to separately quantify your related party transactions. Refer Rule 4-08(k) of Regulation S-X.

Response: In response to the Staff’s comment related party transactions, the Company respectfully acknowledges the comment and advises the Staff that the Company disclosed and separately quantified the in accordance with IFRS as issued by the International Accounting Standards Board (IASB) in “Related Parties Disclosure” in Note 27 of the annual consolidated financial statements and Note 22 of the interim condensed consolidated financial statements for the period ended June 30, 2021, which are included in Amendment No. 1. The Company also assessed these transactions pursuant to International Accounting Standard 24. The Company considered Rule 4-08(k) of Regulation S-X again and does not believe it is applicable as Topic 6230.6 of the Division of Corporation Finance Financial Reporting Manual states that foreign private issuers that file financial statements prepared in accordance with IFRS as issued by IASB must comply for form and content within the financial statements rather that with the specific presentation and disclosure provisions in Article 4.

General

22.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s request and will provide to the Staff on a supplemental basis copies of any written communications, as defined in Rule 405 under the Securities Act of 1933, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act of 1933.

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August 9, 2021

Please direct any questions or comments concerning the Amendment No. 1 or this response letter to either the undersigned at +44 (0) 20 7556 4446 or to Divakar Gupta at +1 212 479 6474.

Very truly yours,

/s/ David Boles

David Boles

cc:	Andrew L. Hopkins, Exscientia Ltd
Divakar Gupta, Cooley LLP
Marc Recht, Cooley LLP
Claire Keast-Butler, Cooley LLP